Exhibit 99.1

Press Release Paris, March 22, 2022
Technip Energies Announces Launch of Share Buy-Back Program

Technip Energies (PARIS:TE) (the “Company”), a leading Engineering & Technology company for the Energy Transition, today announces the launch of a share buy-back program of up to 29,850,000 euros to be executed until December 31, 2022 following the publication of this press release. The share buy-back program will be carried out in accordance with the authorisation of the Boards of Directors and the provisions of the Market Abuse Regulation (EU) 596/2014, Commission Delegated Regulation (EU) 2016/1052 and Rule 10b5-1(c) of the U.S. Securities Exchange Act of 1934 (as amended).

The Company intends to carry out the buy-back program, and hold the shares bought back as treasury stock, for the purpose of meeting the Company’s obligations under equity incentive plans.

As of March 22, 2022, the Company holds approximately 3 million treasury shares, representing approximately 1.7 percent of its issued share capital.

The Company will appoint one broker to execute the share buy-back program in accordance with all applicable regulations. The broker will make their decisions relating to the purchase of Company shares independently, including with respect to the timing of any purchases, and all purchases effected will be in compliance with daily limits on prices and volumes.

The maximum number of shares that could be acquired under the program for 29,850,000 euros would be 2,700,000 shares, which represents approximately 1.5 percent of the Company’s issued share capital. Purchases of shares will be made on the regulated market of Euronext Paris.

The price paid for any share purchased pursuant to the share buy-back program shall be subject to a maximum of the greater of (i) the price of the last independent trade and (ii) the highest current independent purchase bid on the regulated market of Euronext Paris, and all other terms and conditions that may be agreed with the broker.

The actual timing, number and value of Company shares repurchased under the share buy-back program will depend on a number of factors, including market conditions, general business conditions and applicable legal requirements. The Company is not obligated to carry out the share buy-back program, and, if commenced, the share buy- back program may be suspended and discontinued at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

The share buy-back program implements the authorization granted by the Company’s sole shareholder prior to the listing of the Company on February 15, 2021 to repurchase shares in accordance with the authorisation of the Board of Directors.

Press Release Paris, March 22, 2022
The Company will announce details of any share purchases effected pursuant to the share buy-back program, as required by applicable laws and regulations. The costs that the Company may incur in connection with the purchase of the shares pursuant to the share buy-back program will depend on the price and the terms on which actual purchases are made.

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in Liquefied Natural Gas (LNG), hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The company benefits from its robust project delivery model supported by extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our client’s innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADRs”) program, with its ADRs trading over-the-counter. For further information: www.technipenergies.com.

Forward-looking statements

This press release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook,” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

Press Release Paris, March 22, 2022
For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, which include amendment no. 4 to Technip Energies’ registration statement on Form F-1 filed on February 11, 2021.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

Disclaimers

This release is intended for informational purposes only for the shareholders of Technip Energies. This press release contains information within the meaning of Article 7(1) of the EU Market Abuse Regulation. This press release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a press release of this nature.

The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, US persons, absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of the Shares in the United States or in any other jurisdiction. The Shares are being offered outside the United States in transactions that are not subject to the Securities Act pursuant to Regulation S under the Securities Act (“Regulation S”) to persons other than US persons (within the meaning of Regulation S) and in the United States to "qualified institutional buyers" (“QIBs”) pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

Contacts

Investors Relations Philip Lindsay Vice-President Investors Relations Tel: +44 203 429 3929 Email: Phillip Lindsay
Media Relations

Stella Fumey
Director, Press Relations & Digital
Communications

Tel: +33 (1) 85 67 40 95
Email: Stella Fumey

Jason Hyonne
Press Relations & Social Media Lead
Tel: +33 1 47 78 22 89
Email: Jason Hyonne